North America’s Railroad

NEWS RELEASE

CN announces 20 per cent increase in quarterly cash dividend

MONTREAL, Jan. 26, 2016 — CN (TSX: CNR) (NYSE: CNI) announced today that its Board of Directors has approved a 20 per cent increase in the Company’s quarterly cash dividend. With this increase, CN’s dividend on an annualized basis is C$1.50 per common share.

Luc Jobin, CN executive vice-president and chief financial officer, said: “We are pleased to uphold our track record of consistently returning cash to shareholders. This dividend increase is testimony to our confidence in the strong cash flow generation capacity of CN throughout business cycles, and reaffirms our objective of gradually increasing the dividend payout ratio toward 35 per cent.”

A quarterly dividend of thirty-seven-and-one-half cents (C$0.375) per common share will be paid on March 31, 2016, to shareholders of record at the close of business on March 10, 2016.

Including today’s announcement, CN has declared annual increases to its dividend 20 consecutive times, averaging 17 per cent per year, since its initial public offering of shares in 1995.

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions and are subject to our board’s discretion in respect of the declaration of dividends. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements.

Important risk factors that could affect the above forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks and assumptions detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks and assumptions.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN is a true backbone of the economy whose team of approximately 25,000 railroaders transports more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052